SHONEY'S, INC. COMMENCES
            TENDER OFFER AND CONSENT SOLICITATION FOR
             LIQUID YIELD OPTION NOTES DUE 2004 AND
       8-1/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2002


Nashville, March 27, 2000 /PRNewswires/ -- Shoney's, Inc. (NYSE: SHN) ("Shoney's") today announced the commencement of a cash tender offer to purchase any and all of the outstanding $177 million principal amount at maturity of its Liquid Yield Option Notes due 2004 and $52 million principal amount of its 8-1/4% Convertible Subordinated Debentures due 2002
(collectively, the "Securities").

The purchase price for the Securities tendered pursuant to the tender offer shall be equal to, in the case of the LYONs, $235 per $1,000 of accreted value of the LYONs as of March 27, 2000 and, in the case of the debentures, $235 per $1,000 of the principal amount of the debentures. The tender offer will expire at 11:59 P.M., New York City time, on April 24, 2000, unless extended. Holders of the Securities must tender their Securities on or prior to the expiration date in order to receive the purchase price. The tender offer is subject to the satisfaction of certain conditions, including receipt of financing and the valid tender of at least 90% of the aggregate principal amount of the Securities outstanding.

In conjunction with the tender offer, Shoney's is soliciting consents of registered holders of Securities to certain proposed amendments to the indentures pursuant to which the Securities were issued. Shoney's will pay to holders who validly consent to the proposed amendments on or prior to 5:00 P.M., New York City time, on the Consent Date, an amount in cash equal to $15 per $1,000 accreted value of the LYONs as of March 27, 2000 or per $1,000 principal amount of the debentures for which consents have been validly delivered and not validly revoked, with such payment to be made on the date that the Securities are accepted for payment pursuant to the tender offer. The "Consent Date" with respect to the debentures will be 5:00 P.M., New York City time, on April 10, 2000 and with respect to the LYONs will be 5:00 P.M., New York City time, on the 10th calendar day after the LYONs consent solicitation materials receive regulatory clearance and are mailed in definitive form to registered holders of the LYONs.

Banc of America Securities LLC is acting as the dealer manager and D.F. King
& Co., Inc. is acting as information agent in connection with the tender offer and consent solicitation for the Securities. The depositary for the tender offer and consent solicitation is The Bank of New York. Copies of the Offer to Purchase and Consent Solicitation Statement may be obtained from the information agent at (888) 242-8157. Additional information concerning the terms of the tender offer may be obtained by contacting Banc of America Securities LLC at (888) 292-0070 (toll free) or (704) 388-4813 (collect).

Shoney's owns, operates, and franchises approximately 1,100 restaurants in 28 states including Shoney's Restaurants, Captain D's Seafood Restaurants and Fifth Quarter Restaurants.

This release contains forward-looking statements. There are certain important factors that could cause results to materially differ from those anticipated from the statements above. Additional information that could potentially affect the Company's financial results may be found in the Company's filings with the Securities and Exchange Commission.

Contact: /CONTACT: Mike Payne, SVP & Corporate Controller, Shoney's (615) 231-2332 or Andrew Karp, Managing Director, Banc of America Securities LLC (704) 388-4813 or (888) 292-0070.